UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

    SEC File Number: 001-37397

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GP Investments Acquisition Corp.
Full Name of Registrant

Former Name if Applicable

150 E. 52nd Street, Suite 5003
Address of Principal Executive Office (Street and Number)

New York, NY 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GP Investments Acquisition Corp. (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2016 due to delays in obtaining and compiling information solicited by Marcum LLP as part of their audit process in connection with the Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Mathias von Bernuth	(212)	735-3000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s operating costs and resulting losses from operations have increased in the nine months ended September 30, 2016 compared to the same period in 2015 due to expenses associated with a contemplated business combinations, as set forth below:

Three months ended September 30, 2016 –Net Loss $347,057

Three months ended September 30, 2015 –Net Loss $51,827

Nine months ended September 30, 2016 – Net Loss $1,897,194

For the period from January 28, 2015 (inception) through September 30, 2015 – Net Loss $59,198

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GP Investments Acquisition Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GP INVESTMENTS ACQUISITION CORP.

Date: November 15, 2016	By:	/s/ Antonio Bonchristiano
Antonio Bonchristiano
Chief Executive Officer; Chief Financial Officer

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